Mail Stop 3561

December 30, 2009

Via US Mail and Facsimile (541) 858-3279

Sidney B. Deboer
Chief Executive Officer
Lithia Motors, Inc.
360 E. Jackson Street
Medford, Oregon 97501

> **Re:**   **Lithia Motors, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 20, 2009**
> **File No. 001-14733**

Dear Mr. DeBoer:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Signatures, page 63

1. Please ensure that your report is signed by your Controller or Principal Accounting Officer. In this regard, we note that your Principal Financial Officer, Jeffrey B. DeBoer, signed the report and also appears to serve as your Principal

Accounting Officer. If true, please confirm that Mr. DeBoer's execution of the Form 10-K was intended to reflect his capacity as Principal Accounting Officer, in addition to the capacities indicated. Refer to General Instruction D to Form 10-K.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Certain Relationships and Related Transactions, page 28</u>

2. We note your statement on page 28 that you do not maintain a written policy or have written procedures for the review of related party transactions. You state that the Audit Committee reviews and approves all such transactions, and that the Board of Directors reviews and ratifies certain transactions, but you do not describe the standards applied in such review, approval or ratification. Please expand your disclosure to describe your policies and procedures for review, approval, or ratification of related party transactions. Refer to Item 404(b) of Regulation S-K.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director